ASIA PAYMENT SYSTEMS, INC.
800 5TH Avenue
Suite 4100
Seattle, Washington 98104

July 6, 2007

Security & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Kristi Marrone

	RE:	Asia Payment Systems, Inc.
Form 8-K/A filed July 5, 2007
File No. 0-30013

Dear Ms. Marrone:

          In response to your correspondence dated June 12, 2007, the foregoing amendment was filed to our Form 8-K originally filed with the SEC on June 8, 2007.

          We acknowledge that:

  The Company is responsible for the adequacy and the accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United. States.

Yours truly,

Asia Payment Systems, Inc.

BY:   KING K. NG
         King K. Ng, President

cc: Conrad C. Lysiak, Esq.